Exhibit II-2

(English Language Translation)

October 26, 2011

To all shareholders,

1-1 Ichigaya-honmuracho, Shinjuku-ku, Tokyo

SBI Net Systems Co., Ltd.

Masaaki Uchiyama, Representative Director

Public Notice regarding the Record Date for the Extraordinary Shareholders’ Meeting

In order to determine the shareholders who may exercise their voting rights at the extraordinary shareholders’ meeting to be held on December 21, 2011 (Wednesday), SBI Net Systems Co., Ltd. has prescribed (i) November 11, 2011 (Friday) as the record date, and (ii) the shareholders who are stated or recorded in the final shareholder registry on such record date as those who may exercise their voting rights above.

Administrator of Shareholder Registry
1-2-1 Yaesu, Chuo-ku, Tokyo
Mizuho Trust & Banking Co., Ltd.

Shareholder Registry Office
1-2-1 Yaesu, Chuo-ku, Tokyo
Mizuho Trust & Banking Co., Ltd. Transfer Agent Department

End

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